VEDDER PRICE P.C
MICHAEL J. MURPHY ATTORNEY AT LAW 312-609-7738 mmurphy@vedderprice.com	222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
T: +1 (312) 609 7500
F: +1 (312) 609 5005
CHICAGO• NEWYORK •WASHINGTON, DC• LONDON

June 22, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management, Room 5001

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Mary Cole

Re:	Aston Funds (the “Registrant” or the “Trust”) 1933 Act. No. 33-68666 1940 Act No. 811-8004 Post-Effective Amendment No. 141

Dear Ms. Cole:

On April 9, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 141 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the Trust’s offering of Class N and Class I shares of the ASTON/River Road Dividend All Cap Value Fund II (the “Fund”), a series of the Trust. You provided comments on the Registration Statement to the undersigned by telephone on May 22, 2012. The following sets forth those comments and the Trust’s responses to them. All references are to the Prospectus and the Statement of Additional Information for the Fund included in Post-Effective Amendment No. 141 filed with the Commission on April 9, 2012 pursuant to Rule 485(a) under the Securities Act of 1933. The Trust intends to file a final post-effective amendment pursuant to Rule 485(b) on or about June 22, 2012.

1.         Comment:      In footnote (c) to the “Annual Fund Operating Expenses” table, please clarify what the “other investment-related costs” mentioned in the last sentence include.

Response:      Registrant has revised the prospectus accordingly.

2.           Comment:      Please confirm that the phrase “at or below the operating expense cap” in the last line of footnote (c) to the “Annual Fund Operating Expenses” table refers to the expense ratio after the waiver took place.

Response:      For the information of the staff, Registrant confirms that the phrase “at or below the operating expense cap” does refer to the expense ratio after the waiver took place. In addition, Registrant has clarified the disclosure.

3.           Comment:      In the “Principal Investment Strategies” section, the Fund’s policy with respect to 80% of its assets disclosed in the “Principal Investment Strategies” section should include “dividend paying equity securities.”

Response:     As previously discussed with the Staff, Registrant believes that its current 80% policy is consistent with Rule 35d-1. Registrant believes that, in this case, the term “dividend” connotes an investment strategy rather than a type of security.

4.         Comment:      In the first paragraph in the “Principal Investment Strategies” section, consider revising the last two sentences.

Response:      Registrant has revised the prospectus accordingly.

5.         Comment:      In the “Principal Risks” section, add “Small-Cap and Mid-Cap Company Risk.”

Response:      Registrant has revised the prospectus accordingly.

6.         Comment:      In the “Additional Information Regarding Investment Strategies” section, please move the note explaining that each item marked with an asterisk is a principal investment strategy of the Fund to the lead-in paragraph in order to clarify which items are not principal investment strategies and which are principal investment strategies.

Response:      Registrant has revised the prospectus accordingly.

7.         Comment:      Please confirm that the Fund’s investment in derivatives and fixed-income securities are not principal strategies of the Fund or include applicable disclosure in the “Principal Investment Strategies” and “Principal Risks” sections if necessary.

Response:      For the information of the staff, Registrant confirms that investment in derivatives and fixed-income securities are not principal strategies of the Fund.

8.         Comment:      In the “Investment Terms” section, please add a definition of “Royalty Income Trusts.”

Response:      Registrant has revised the prospectus to include the requested disclosure.

9.         Comment:      Under “Portfolio Managers,” for each portfolio manager listed, please include that portfolio manager’s role with respect to management of the Fund’s portfolio.

Response:      Registrant has revised the prospectus to include the requested disclosure.

*          *          *

We believe that the above responses should address the staff’s concerns. If you have any questions or comments, please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7738.

Very truly yours,

        /s/ Michael J. Murphy

MJM

cc:	Gerald Dillenburg

    Deborah Bielicke Eades